

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Darren Minton
Chief Executive Officer
Smart for Life, Inc.
990 S Rogers Circle, Suite 3
Boca Raton, FL 33487

> **Re: Smart for Life, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 15, 2023**
> **File No. 333-276071**

Dear Darren Minton:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Louis A. Bevilacqua